SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)





                              GUILFORD MILLS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   401794201
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               October 4, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]       Rule 13d-1(b)
      [X]       Rule 13d-1(c)
      [ ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   1 of 10

CUSIP No. 401794201                  13G


1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         GE Capital CFE, Inc.
         06-1471032

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                       (b)  [  ]

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                            5        SOLE VOTING POWER

                                     406,736
    NUMBER OF
     SHARES
   BENEFICIALLY             6        SHARED VOTING POWER
     OWNED BY
      EACH                           0
   REPORTING
  PERSON WITH
                            7        SOLE DISPOSITIVE POWER

                                     406,736


                            8        SHARED DISPOSITIVE POWER

                                     0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         406,736


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                               [  ]


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.4%


12       TYPE OF REPORTING PERSON*

         CO


         *SEE INSTRUCTIONS BEFORE FILLING OUT

                                   2 of 10

CUSIP No. 401794201                  13G


1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         General Electric Capital Corporation
         13-1500700

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                       (b)  [  ]

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                            5        SOLE VOTING POWER

                                     406,736
    NUMBER OF
     SHARES
   BENEFICIALLY             6        SHARED VOTING POWER
     OWNED BY
      EACH                           0
   REPORTING
  PERSON WITH
                            7        SOLE DISPOSITIVE POWER

                                     406,736


                            8        SHARED DISPOSITIVE POWER

                                     0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         406,736


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                               [  ]


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.4%


12       TYPE OF REPORTING PERSON*

         CO


         *SEE INSTRUCTIONS BEFORE FILLING OUT

                                   3 of 10

CUSIP No. 401794201                                       13G


1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         General Electric Capital Services, Inc.
         06-1109503

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                       (b)  [  ]

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                            5        SOLE VOTING POWER

                                     Disclaimed (See 9 below)
    NUMBER OF
     SHARES
   BENEFICIALLY             6        SHARED VOTING POWER
     OWNED BY
      EACH                           Disclaimed (See 9 below)
   REPORTING
  PERSON WITH
                            7        SOLE DISPOSITIVE POWER

                                     Disclaimed (See 9 below)


                            8        SHARED DISPOSITIVE POWER

                                     Disclaimed (See 9 below)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Beneficial ownership of all shares is disclaimed by General Electric Capital Services, Inc.


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                               [  ]


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         Not applicable (See 9 above)


12       TYPE OF REPORTING PERSON*

         CO


         *SEE INSTRUCTIONS BEFORE FILLING OUT

                                   4 of 10

CUSIP No. 401794201                 13G


1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         General Electric Company
         14-0689340

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                       (b)  [  ]

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

                            5        SOLE VOTING POWER

                                     Disclaimed (See 9 below)
    NUMBER OF
     SHARES
   BENEFICIALLY             6        SHARED VOTING POWER
     OWNED BY
      EACH                           Disclaimed (See 9 below)
   REPORTING
  PERSON WITH
                            7        SOLE DISPOSITIVE POWER

                                     Disclaimed (See 9 below)


                            8        SHARED DISPOSITIVE POWER

                                     Disclaimed (See 9 below)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Beneficial ownership of all shares is disclaimed by General Electric Company


10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                               [  ]


11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         Not applicable (See 9 above)


12       TYPE OF REPORTING PERSON*

         CO


         *SEE INSTRUCTIONS BEFORE FILLING OUT

                                   5 of 10

Item 1(a)         Name of Issuer.

                  Guilford Mills, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices.

                  601 West Market Street, Greensboro, NC 27409

Item 2(a)         Name of Person Filing.

                  This Schedule 13G (the "Schedule 13G") is being filed on behalf of each of the following persons (each, a "Reporting Person"):

                  (i) GE  Capital  CFE,  Inc.  ("CFE");
                  (ii)  General  Electric Capital  Corporation  ("GE Capital");
                  (iii) General  Electric  Capital Services, Inc. ("GECS"); and
                  (iv) General Electric Company ("GE").

                  This statement relates to shares held directly by CFE.

                  GE Capital is the parent company of CFE.

                  GECS is the parent company of GE Capital.

                  GE is the parent company of GECS.

                  An agreement among the Reporting Persons that this statement be filed on behalf of each of them is attached hereto as Exhibit A.

Item 2(b)         Address of Principal Business Office, or, if none, Residence.

     The address of the principal business office of each of CFE, GE Capital and GECS is: c/o of General Electric Capital Corporation, 260 Long Ridge Road, Stamford, CT 06927.

     GE's principal business office is located at 3135 Easton Turnpike, Fairfield, CT 06431.

Item 2(c)         Citizenship or Place of Organization.

                  (i) CFE is a Delaware corporation;
                  (ii) GE Capital is a Delaware corporation;
                  (iii) GECS is a Delaware corporation; and
                  (iv) GE is a New York corporation.

                                   6 of 10

Item 2(d)         Title of Class of Securities.

                  Common Stock, $0.01 par value (the "Shares").

Item 2(e)         CUSIP Number.

                  401794201

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
                  Not applicable.

     (a)    [  ]  Broker or dealer registered under section 15 of the Act
                  (15 U.S.C. 78o).

     (b)    [  ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)    [  ]  Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

     (d)    [  ]  Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)    [  ]  An investment advisor in accordance with
                  ss.240.13d-1(b)(1)(ii)(E).

     (f)    [  ]  An employee benefit plan or endowment fund in accordance with
                  ss.240.13d-1(b)(1)(ii)(F).

     (g)    [  ]  A parent holding company or control person in accordance with
                  ss.240.13d-1(b)(1)(ii)(G).

     (h)    [  ]  A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i)    [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)    [  ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4            Ownership.

                  Ownership as of December 31, 2003 is incorporated by reference to items (5) - (9) and (11) of the cover page of the Reporting Person.

                  Each of GECS and GE hereby disclaims beneficial ownership of the Shares.

Item 5            Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6            Ownership of More Than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

                                  7 of 10

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

                  Not applicable.

Item 8            Identification and Classification of Members of the Group.

                  Not applicable.

Item 9            Notice of Dissolution of Group.

                  Not applicable.

Item 10           Certification.

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 2004                  GE CAPITAL CFE, INC.

                                          By:    /s/ James C. Ungari
                                          Name:  James C. Ungari
                                          Title: Vice President


Date:  February 11, 2004                  GENERAL ELECTRIC CAPITAL CORPORATION

                                          By:    /s/ James C. Ungari
                                          Name:  James C. Ungari
                                          Title: Vice President


                                   8 of 10

Date:  February 11, 2004                 GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                         By:    /s/ Barbara A. Lane
                                         Name:  Barbara A. Lane
                                         Title: Attorney-in-fact



Date:  February 11, 2004                 GENERAL ELECTRIC COMPANY

                                         By:    /s/ Barbara A.. Lane
                                         Name:  Barbara A. Lane
                                         Title: Attorney-in-fact












                                   9 of 10

                                  EXHIBIT INDEX

A. Joint Filing Agreement, dated February 11, 2004, by and among (i) GE Capital CFE, Inc.; (ii) General Electric Capital Corporation; (iii) General Electric Capital Services, Inc.; and (iv) General Electric Company.

B.        Power of Attorney,  dated as of November 26, 2003,  appointing Barbara
          A. Lane as  attorney-in-fact  for General Electric  Capital  Services,
          Inc.

C.        Power of Attorney,  dated as of December 16, 2003,  appointing Barbara
          A. Lane as attorney-in-fact for General Electric Company.















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